[Letterhead of NCL]
October 12, 2005
Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, D.C. 20549-0306

Re:	NCL Corporation Ltd. Registration Statement on Form F-4 (File No. 333-128780)
Dear Sir or Madam:
     On behalf of NCL Corporation Ltd. and in accordance with Rule 461 of the Securities Act of 1933, as amended, I hereby request the acceleration of the effective date of the above-referenced registration statement so that such registration statement, as amended, is declared effective at 3:00 p.m., Eastern Standard Time, on October 14, 2005 or as soon as practicable thereafter.
     In connection with this request for the acceleration of the effective date of the Registration Statement, we acknowledge that:
     (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
     (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
     (iii) the registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, NCL Corporation Ltd.
By:	/s/ Mark E. Warren
	Name:	Mark E. Warren
	Title:	Executive Vice President and General Counsel